SUNSET SUITS HOLDINGS, INC.

November 30, 2009

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:

> **Sunset Suits Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 21, 2009**
> **File No. 333-152149**

Dear Mr. Reynolds:

      On behalf of Sunset Suits Holdings, Inc. ("*Sunset Suits*" or the "*Company*"), we hereby submit Sunset Suits' responses to the comments of the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") delivered to the Company on October 5, 2009, following the filing of the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the "*S-1/A*").

      For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

      The responses below are for the purpose of expediting the process of completing the registration by addressing those comments or portions thereof that can be addressed in advance of the updated financial statements.

<u>Risk Factors, page 6</u>

1.   Please revise the risk factor subheading and first paragraph of the risk factor on page eight to quantify the total accrued liabilities due to social security and tax payments.

Sunset Suits' response: We have revised the subject risk factor to quantify the total accrued liabilities due to social security and tax payments as follows:

> *Fashion Service assumed a portion of the delinquent tax and social security obligations of its predecessor, Men's Fashion, equal to $9,967,000. If these delinquent tax and social security obligations are not paid in accordance with applicable deferment agreements that were entered into with Polish tax and social security authorities, then such authorities may take enforcement action against Fashion Service, including the imposition of penalties and other charges which would have a material adverse effect on the financial condition and reputation of Sunset Suits.*

The predecessor of Fashion Service, Men's Fashion, failed to make all required payments to the Polish tax authorities during the period from 2004 through 2007, and to the Polish social security administration during the period from 2002 through 2007. As a result of our acquisition of all or substantially all of the assets of Men's Fashion, our subsidiary, Fashion Service, became jointly and severally liable with our Chief Executive Officer and President, MirosBaw Kranik, for a portion of these delinquent payments equal to $9,967,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   Please revise the third to last paragraph on page 30 to disclose the basis for the assumption that "over the next several years cash flows from operations would approximate net income plus depreciation and amortization." If you retain the projection regarding future cash flows from operations, clarify the extent to which the underlying assumptions reflect payments to be made toward tax and social security obligations. Also, please advise us of your basis for providing projections covering "the next several years," See Item 10(b) of Regulation S-K.

Sunset Suits' response: We have removed the assumption in question from Amendment No. 5. We have not included a projection regarding future cash flows from operations. We do, however, discuss the extent to which liabilities due would remain unpaid if the cash flow effects of the previous years were to continue. We have included disclosure stating "that this is purely a hypothetical pro forma calculation to extend the last twelve months of results to the next five years to roughly illustrate the Company's financial situation. It is not a projection of expected results as the Company does not have the ability to make a meaningful forecast or projection because of the uncertainties and variables involved." In addition, we have amended our MD&A at the bottom of page 30 and top of page 31 of Amendment No. 4 to read as follows:

> **Because there is significant seasonality to our business, the nine months ended September 30 is not necessarily indicative of the state of our operations. Cash provided by operations was $1.357 million for the twelve months ended September 30, 2009 ($1.256 million provided for the nine months ended September 30, 2009, less $7.143 million used in the year ended December 31, 2008 and adding back $7.244 million used in the nine months ended September 30, 2008). To provide this cash in the face of a $238,000 net loss for the twelve month period, the Company obtained a decrease in noncash net operating assets (or increase in net operating liabilities) of $1.723 million. Combined with the Company's cash from operations net operating assets decreased by $366,000. Principally, the Company increased its accounts payable and other current liabilities to more than cover its loss and its increase in inventory. If this were to occur again in the next twelve months but the Company was unable to finance operations by increasing its non-cash negative working capital, the $366,000 decrease would have to be financed as well as the $2.965 million negative working capital at September 30, 2009. The Company would need to obtain additional financing (or obtain extended payment terms for its operating liabilities) of approximately $3.3 million to finance the cash used in operations plus the additional $3.0 million of negative working capital. $2.6 million of this amount will be provided by the extensions to November 2008, announced November 4 and 9, 2009, of certain of the Company's income tax liabilities, leaving another $700,000 to be financed through other means.**

> **There is also the possibility of better conditions in the ensuing twelve months than existed in the seasonally key fourth quarter of 2008, and in the first three quarters of 2009 resulting in greater cash from operations.**

Also, the $700,000 hypothetical shortfall assumes that the Company needs to fully eliminate negative working capital and that over the next twelve months it will not be able to repeat its positive cash flow from operations because it would not be able finance its net loss decreasing its non-cash working capital. The Company, should, however, have the ability to not fully reduce its accounts payable and other operating liabilities so as to continue in operation for the twelve months. The Company is also seeking $5 million of additional loans for which it is in the preliminary stages of its application as described under "troubled debt restructuring" below. There is a very significant possibility, however, that the Company will not be able to obtain any of this additional financing. Management has various plans for increasing the profitability and cash flows of the Company as discussed above in the "overview" section. Each of the plans carries significant uncertainty as to its achievability and carries risks that it will actually decrease profitability and cash flows. Several of the plans are particularly risky in the near term even if successful in the long-term, because investment in additional working capital and leasehold improvements are required in the short-term. Also, even the existing facilities will require some capital expenditures to replace depreciated property and equipment. Consequently, there is a significant risk that the Company will be unable to continue its operations through September 30, 2010. If the short-term cash flow requirements can be met, there are still significant long-term risks. In the longer term the tax liabilities will still need to be repaid regardless of the extension. In addition to the negative working capital of $3.0 million the Company has long-term liabilities of $15.3 million at September 30, 2009. Of the $15.3 million of long-term liabilities, approximately $2.2 million are social security liabilities which, under the terms negotiated with the Polish Social Security Administration, as discussed in greater detail below under "tax and social security payment obligations" and in Note 10 to both the December 31, 2008 and September 30, 2009 financial statements, are not due until after 2014.

That leaves $16.1 million of obligations to be repaid in the five years following the balance sheet date.

To clarify the effect of the past due tax liabilities on the analysis in the previous paragraph, the negative working capital of $3.0 million includes $3.7 million of tax liabilities due March 10, 2010, much of it later extended to November 2010 and the $ 0.134 million current portion of the past due social security obligations. Long-term liabilities of $15.3 million includes $ 7.5 million of past due social security obligations.

If the operating results of the last twelve months were to continue for the next five years the cash flow from operations would be $6.8 million but that would include an unsustainable decrease in net operating assets of $8.6 million. This would result in a shortfall of $1.8 million reduction to be financed. This is purely a hypothetical pro forma calculation to extend the last twelve months of results to the next five to illustrate in a rough way the Company's situation. It is not a projection of expected results as the Company does not have the ability to make a meaningful forecast or projection because of the uncertainties and variables involved. With the Company's collateral and an income generating business, management believes that refinancing to the $6.9 million level of long-term debt would not be difficult. This would still leave a shortfall of $11.0 million in the ensuing five year period ($16.1 long-term liabilites, less $6.9 long-term debt refinanced plus $1.8 operating shortfall). The Company would also need additional cash to replace depreciated property and for additional property and equipment and working capital for expansion. The shortfall would have to be made up by some combination of 1) success of management's plans for improving profitability and cash flow as discussed in the "overview section", 2) additional financing and 3) improvement of profitability during the five year period because of the end of the world recession.

Management is optimistic about its plans but as discussed above, management's plans all carry risk that they will not be successful and even entail risk that they will use, rather than provide cash flow. There is also significant risk that additional financing cannot be obtained. Even if it could be obtained, additional debt would mean additional interest expense and additional equity financing would mean dilution of the currently outstanding shareholders. There is a significant possibility that the world recession will not end during the period or not end in a manner beneficial to the Company.

Loan Facilities, page 35

3. The table illustrating your credit facilities and outstanding loan balances as of June 30, 2009 contains two captions entitled 'Total Outstanding' with differing amounts. It appears the second caption duplicates the totals previously classified as 'Principal Amount Outstanding'. Please revise your table presentation to eliminate this second caption.

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Sunset Suits' response: We have deleted the second caption, as it was inserted in error.

Tax and Social Security Payment Obligations, page 37

4. We note that you disclose the past due social security obligations as of November 30, 2007 and May 31, 2008. Please disclose the significance of these dates in describing the amount of the social security obligations rather than the balance sheet dates.

Sunset Suits' response: We have revised our disclosure to indicate (i) that as of November 30, 2007, all tax and social security obligations of Men's Fashion had been transferred to Fashion Service, and (ii) that May 12, 2008 this date represents a social security liability immediately following our May 31, 2008 private placement transaction and the first payment to the social security administration on June 5, 2008.

5. We note that the outstanding obligation as of May 31, 2008 was PLN 26,139,581.55 ($7,955,075). After factoring in the June 5, 2008 payment of PLN 8,439,205.86 ($3,879,203) and the April 2009 payment of PLN 67,919.58 ($20,670), it appears the outstanding balance after April 2009 would be PLN 17,632,456, which differs significantly from the balance outstanding on June 10, 2009 of PLN 12,295,244. To aid an investor's understanding of your social security obligation, please present a tabular rollforward of the obligation for all periods presented in your consolidated financial statements. The rollforward should agree amounts presented within the existing discussion to amounts disclosed in your consolidated financial statements.

Sunset Suits' response: We have revised our rollforward to be consistent with the amounts disclosed in our consolidated financial statements. We have also included the rollforward in our discussion of tax and social security payment obligations in the S-1.

The transactions affecting the social security balance payable in PLN from May 31, 2008 through June 30, 2009 are as follows:

Tax liability at May 31, 2008	26,139,582
Payment June 8, 2008	(8,439,206)
	17,700,376
Current Fashion Service charges for social security taxes including interest on past due	6,751,110

balances - to June 30, 2009	
Payments by Fashion Service June 9, 2008 to June 30, 2009	(7,429,370)
	17,022,116
Additional assessment in October 2009	2,021,630
	19,043,746
Portion subject to deferral agreements	(18,517,398)
Current charges unpaid by Fashion Service at June 30, 2009	526,348
USD equivalent	**$ 165,868**

The portion in PLN subject ot the deferral agreement consisted of the following as discussed above:

Main agreement - past due taxes	12,295,244
Main agreeemnt - past due interest	5,377,500
First additional agreement - past due taxes	638,814
First additional agreement - past due interest	34,019
Second additional agreement - past due taxes	170,640
Second additional agreement - past due interest	1,181
	18,517,398

6. We note that you had originally estimated interest to be paid to be PLN 3,700,443. Please clarify for us whether you had accrued as of June 30, 2009 the full amount of the interest assessment from the social security authority of PLN 5,377,500. If you had not, explain to us the basis for not recording the full amount of the assessment. In addition, tell us why partially recording the amount of the assessment in the second quarter of 2009 was not an error under SFAS 154.

Sunset Suits' response: We have recorded the full PLN 5,377,500 as of June 30, 2009 in Amendment No. 5 to the registration statement filed on Form S-1. The charge is reflected in the income statements for the nine months ended September 30, 2009 but not in the three months then ended.

7. We note that under the deferment agreement dated June 10, 2009 you will. Make payments through 2016. Please tell us how you considered the provisions of APB 21 in determining whether to record a discount or premium on the obligation.

Sunset Suits' response: The "deferment fee" of PLN 3,725,144 ($1,173,902) is in fact an interest charge on the deferment of payment subsequent to June 10, 2009. It is based on certain market interest rates as proscribed by Polish law. This is distinguished from the "interest" of PLN 5,377,500 ($1,694,608) which is for the lateness of payment up to June 10, 2009. The deferment fee is being accounted for prospectively on the interest method. The full amount of the past due interest has been recorded as of the second quarter 2009. The disclosure has been amended to make this clear.

Regardless of the extent to which the rate imposed by the social security authorities prospectively is an appropriate market rate, we believe that it represents an appropriate rate to use for purposes of APB 21 as the principal plus the past-due interest that has been recorded currently is the amount at which the obligation could have been settled at June 10, 2009, and thus represent the appropriate exchange price pursuant to paragraph 9 of APB 21.

In addition, we have updated such information to September 30, 2009, and we have amended our MD&A at the bottom of page 37 and top of page 38 of Amendment No. 4 to read as follows:

> **Under the deferment agreement, delinquent social security obligations in the amount of PLN 12,295,244 (approximately $3,874,592) for which Men's Fashion and Fashion Service were deemed jointly and severally liable under the March 12, 2008 decision, were divided into 84 installments due in the years 2009 through 2016. A deferment fee of PLN 3,725,144 (approximately $1,173,902), representing interest to be charged for the deferment subsequent to the June 10, 2009 settlement, and interest of PLN 5,377,500 (approximately $1,694,608), representing interest on the late payments through June 10, 2009, was added respectively to the installments. The installments rise gradually from PLN 15,797 (approximately $4.978) in 2009 through PLN 519,972 (approximately $163,858) in 2016, except for the last payment, which amounts to PLN 2,688,070 (approximately $847,090). The "deferment fee" is being recorded as interest expense prospectively from June 10, 2009 on the interest method. The amounts labeled by the social security authority as interest has been recorded as interest expense through June 10, 2009.**

> **Additionally, the June 10, 2009 decision of the social security authority holds Men's Fashion and Fashion Service jointly and severally liable for enforcement procedures costs in the amount of PLN 39,712.30 (approximately $12,515), payable in 12 installments due in 2009 through 2010.**

> **During the lengthy process of obtaining the deferment agreement, Fashion Service's management and the social security authority were not able to come to agreement on how to treat the amount paid on June 5, 2008 and subsequent amounts paid, in particular whether these payments should be allocated to reduce the delinquent obligations, if agreement on deferment was reached, or as a pre-payment of future social security obligations. In connection with the deferment agreement, Fashion Service and the social security authority agreed to a final allocation of all amounts paid from 2008 through the date of the decision. In this final allocation, it was determined that Fashion Service was delinquent with respect to some current payments in 2008 and 2009. Thus, on June 10, 2009 Fashion Service independently entered into additional two separate agreements with the social security authority with respect to deferment of these current delinquent social securities obligations.**

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> **Pursuant to the first agreement, delinquent social security obligations in the amount of PLN 638,814 (approximately $201,309) (from April 2008 to June 2008 and from October 2008 to December 2008) were divided into 84 installments due during the period from 2009 through 2016. A deferment fee (representing interest for future periods) of PLN 133,270 (approximately $41,997) and interest (representing past due interest) of PLN 34,019 (approximately $10,720) was added respectively to the installments. The installments rise gradually from PLN 8,191 (approximately $2,581) in 2009 to PLN 11,075 (approximately $3,490) in 2016, except for the last payment which amounts to PLN 9,937 (approximately $3,131).**

8. We note your response to prior comment seven (parts a) and d)) from our August 27, 2009 letter and acknowledge the reconciliations you have provided between the rollforward of your Social Security Tax Payable included in your August 14, 2009 response letter and your disclosures at page 38-39 and throughout the footnotes to your financial statements. Your descriptions of payments made on June 5,

2008 and in April 2009 at page 38 now exclude amounts paid by you on behalf of Mr. Kranik. Please revise your disclosures to include these amounts, as we believe such payments totaling approximately $2,631 thousand are material to an investor's understanding of Sunset Suits' recent cash flows.

Sunset Suits' response: We have included the following disclosure in Amendment No. 5 to the S-1:

> **Additionally, on June 5, 2008, the amount of PLN 2,986,708.75 (approximately $1,372,883.82) was paid to the social security authority for the past due social security obligations on behalf of Mr. Kranik sole liability out of the proceeds of a private placement that closed on May 30, 2008. This payment decreased overall liability to Mr. Kranik that arose from a decision made by social security authority on May 12, 2008. There were further payments to Mr. MirosBaw Kranik related to his sole liability to social security. These included PLN 1,365,000 ($627,440) in the second half of 2008 and PLN 4,872,480 ($2,239,706) in the first half of 2009 As the result, as of June 30, 2009, the liability has been fully settled between the parties.**

9. We note your reconciliation presented in response to part b) of prior comment seven from our August 27, 2009 letter. Please revise your disclosures at page 38 to clarify that though the social security authority determined on May 12, 2008 that Fashion Service was not jointly and severally liable for $3,749 thousand of the outstanding social security obligations, such amount was reclassified as a liability payable to Mr. Kranik. Please indicate at what point this liability was paid to Mr. Kranik, or if such amount continues to remain an outstanding liability. In addition, tell us how this amount reconciles to your related party disclosures at Note 21 - 'Related Party Transactions' at pages F-23.

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Sunset Suits' response: We have revised our disclosure to include the following:

> **On May 12, 2008, the social security authority issued a formal decision confirming the joint and several responsibility of Men's Fashion and Fashion Service for outstanding social security obligations of PLN 24,268,853.21 (approximately $7,385,755). In the decision, the social security authority determined that Fashion Service is not jointly and severally liable for the remaining PLN 9,224,184.35 (approximately $3,749,480) portion of the outstanding social security obligations. This liability has been reclassified in the consolidated balance sheet as of June 30, 2008 from social security liability to Mr. Kranik related party. As of the date of this prospectus this liability has been already settled between parties.**

After the payment of the PLN 2,986,708.75 on June 5, 2008 as discussed above in our response to Comment 8, the remaining payable to Mr. Kranik for the social security liabilities was PLN 6,237,475.60. During the remainder of 2008 additional payments totaling PLN 1,364,996.78 were made to reduce the payable to Mr. Kranik to PLN 4,872,478.82 as of December 31, 2008 which was shown at the USD equivalent of $1,645,000.

10. We note your response to prior comment eight from our August 27, 2009 letter and the inclusion of your table at page 39 detailing your social security obligations, interest due, deferment fees and enforcement procedure costs through June 30, 2009. Please reconcile for us the total amount shown in this table ($7,070 thousand) with the caption 'Social security tax payable' ($6,277 thousand) included in Note 10 to your June 30, 2009 interim financial statements at page F-17.

Sunset Suits' response: We have prepared our interim financial statements for the nine months ended September 30, 2009 based on the following reconciliation:

	(amounts in thousands of US$)	
Overdue social security as per settlement:		
Overdue social security premium	4,130	
Overdue interest due	1,706	
Deferment fee	1,222	
Enforcement procedures costs	13	
Total liability as per settlement	7,070	
Less deferment fee (future interest)	1,222	
Less enforcement procedures cost (not material)	13	
Final liability as per books as of June 30, 2009	*5,835*	**A**
Social security as reported, June 30, 2009		

Sunset Suits S.A. current		
	200	
Sunset Suits S.A. overdue	713	
Fashion Service current	162	
Fashion Service overdue	*5,202*	**B**
Total social security liability as reported, June 30, 2009	**6,277**	
Difference between agreed social security schedule and social security presented in the books (A-B)	**633**	Our September 30, 2009 interim financials have been prepared to reflect this difference.

Sunset Suits Holdings, Inc. US GAAP Consolidated Financial Statements for the six months ended June 30, 2009 and 2008, page F-2

Notes to Consolidated Financial Statements, page F-8

11. Please revise your footnotes entitled 'Financial Instruments' and 'Long-Term Debt' at page F-19 to number sequentially. They are currently numbered 2, and 3, respectively, and should be revised to 12. and 13.

Sunset Suits' response: In preparing our interim financial statements for the nine months ended September 30, 2009, we have corrected this error.

Note 4, Pro-Forma Financial Statements, page F-11

12. Since the acquisitions of UAB Sunset Suits Vilnius, OU Posnania, and Bohemnia S.R.O., which have

not been consummated as of June 30, 2009, are entities under common control, pro forma income statements are required for all periods in which historical financial statements are presented. To the extent you do not reflect these acquisitions retrospectively in your financial statements updated through September 30, 2009, please present a pro forma income statement for 2007 in addition to 2008 and the six months ended June 30, 2009.

Sunset Suits' response: The Amendment No. 5 to the Form S-1 includes interim financial statements as of and for the nine months ended September 30, 2009. Theses financial statements include all three companies as if they had been consolidated as of January 1, 2009. The financial statements for 2008 and 2007 have been adjusted to include the three companies as if they had always been consolidated. This renders as moot the requirement for pro forma financial statements.

Sunset Suits Holdings, Inc. US GAAP Consolidated Financial Statements for the years ended December 31, 2008 and 2007, page F-25

13. We note that you consummated the acquisition of SIA Sunset Riga on January 22, 2009, and, as indicated on page F-9, include the accounts of SIA Sunset Riga within your consolidated financial statements as of and for the six months ended June 30, 2009. Please tell us why you did not retrospectively adjust your financial statements as of and for the years ended December 31, 2008 and 2007, to include the accounts of SIA Sunset Riga, Refer to paragraphs D8 to Dl4 of SFAS 141(R) and paragraph 24 of SFAS 154 for additional guidance.

Sunset Suits' response: We had previously determined that the inclusion of SIA Sunset Riga would not materially affect our financial statements for the years ended December 31, 2008 and 2007. However, we have revised our financial statements for the years ended December 31, 2008 and 2007 to include SIA Sunset Riga.

Consolidated Balance Sheets, page F-24

14. Please revise the presentation of your balance sheet to place 'Restated', which is currently positioned at the far left column above 'Assets', within your column labeled 'December 31, 2007'. Your current presentation suggests both balance sheet periods were restated.

Sunset Suits' response: This error has been corrected in our interim financial statements for the nine months ended September 30, 2009.

Consolidated Cash Flow, page F-29

15. We note from your response to part a) of comment 7 of our letter dated August 27, 2009. Please tell us whether you present the cash flows related to your income tax and other payables using exchange rates in effect at the time of the cash flows, and if not, explain to us the reasons for not using the exchange rates in effect at the time of the cash flows. Refer to paragraph 25 of SFAS 95 for additional guidance.

Sunset Suits' response: Our interim financial statements for the nine months ended September 30, 2009 reflect the exchange rates in effect at the time of the cash flows.

U.S. GAAP Combined financial statements, Exhibit 99.1

16. Please tell us how you considered the updating requirements with Rule 8-08 of Regulation S-X in the presentation of the combined financial statements for the four companies as located in Exhibit 99.1.

Sunset Suits' response: As discussed in our responses to Comments 12 and 13 above, Amendment No. 5 to the Registration Statement on Form S-1 includes interim consolidated financial statements for Sunset Suits Holdings, Inc. as of and for the nine months ended September 30, 2009. Those financial statements and the adjusted consolidated financial statements for Sunset Suits Holdings, Inc. for the years ended December 31, 2008 and 2007 include the accounts of all four companies, which renders as moot, the requirements for pro forma financial statements.

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*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Miroslaw Kranik
  Miroslaw Kranik
  Chief Executive Officer

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